Vitaclean Financial Statements

For the Year Ended December 31, 2024

Balance Sheet (as of Dec 31, 2024):

Total Assets: $40,373.58

Total Liabilities: $234,622.98

Total Equity: -$194,249.40

Cash and Cash Equivalents: $11,662.19

Accounts Receivable: $0.00

Short-term Debt: $91,236.40

Long-term Debt: $143,386.58

Profit & Loss Statement (Jan 1 - Dec 31, 2024):

Total Revenue: $857,995.18

Cost of Goods Sold (COGS): $368,633.85

Gross Profit: $489,361.33

Total Expenses: $453,130.32

Net Operating Income: $36,231.01

Taxes Paid: $8,796.97

Net Income: $35,572.26

Comparison to Prior Year (2023):

Total Revenue (2023): $845,748.89

Cost of Goods Sold (2023): $385,628.65

Net Income (2023): -$114,368.71

This document is generated for SEC EDGAR submission and contains no active elements.